UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             PHONE1GLOBALWIDE, INC.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   719208100
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 27, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 719208100                                           Page 2 of 16 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                  GEOSOR CORPORATION

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  [ ]
                                            b.  [x]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                      [  ]

6        Citizenship or Place of Organization

                  New York

         Number of            7          Sole Voting Power
           Shares                              12,500,000
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               0
         Reporting
           Person             9          Sole Voting Power
            With                               12,500,000

                              10         Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                   [ ]

13    Percent of Class Represented By Amount in Row (11)

                                   8.9%

14    Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D

CUSIP No. 719208100                                           Page 3 of 16 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [x]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6     Citizenship or Place of Organization

                  UNITED STATES

         Number of            7          Sole Voting Power
           Shares                              12,500,000
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               0
         Reporting
           Person             9          Sole Voting Power
            With                               12,500,000

                              10         Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13    Percent of Class Represented By Amount in Row (11)

                                   8.9%

14    Type of Reporting Person (See Instructions)

                  IA

                                                              Page 4 of 16 Pages


                  This Amendment No. 1 to Schedule 13D relates to shares of common stock, $.001 par value per share (the "Shares"), of Phone1Globalwide Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated May 12, 2003 (the "Initial Statement") filed by the Reporting Persons (as defined therein). This Amendment No. 1 is being filed by the Reporting Persons to report that Geosor (as defined herein) has entered into the Omnibus Agreement (as defined herein) that, among other things, extends the maturity date of the CD (as defined herein), as more fully set forth in Item 6 herein.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Geosor Corporation, ("Geosor"); and

                  ii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares that Geosor has the right to acquire within 60 days.

Item 5.           Interest in Securities of the Issuer.

                  According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended September 30, 2003, the number of Shares outstanding was 141,161,995 as of November 14, 2003 (the "Outstanding Shares").

                  (a) Each of Geosor and Mr. Soros may be deemed the beneficial owner of 12,500,000 Shares that Geosor has an option to acquire pursuant to the Letter Agreement (as defined in the Initial Statement), representing approximately 8.9% of the Outstanding Shares.

                  (b) Each of Geosor and Mr. Soros may be deemed to have sole power to direct the voting and disposition of the 12,500,000 Shares that may be deemed to be beneficially owned by Geosor (assuming that Geosor exercises its option to acquire Shares pursuant to the Letter Agreement).

                  (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since October 2, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) Not applicable.

                  (e) Not applicable.

                                                              Page 5 of 16 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  On November 27, 2003, Geosor entered into an agreement (the "Omnibus Agreement") (a copy of which is attached hereto as Exhibit D, and is incorporated by reference herein in response to this Item 6) with Premium Quality Fund, a Cayman Islands corporation ("Premium"), and GNB Bank (Panama) S.A., a Panamanian bank (the "Bank"). Pursuant to the Omnibus Agreement, Geosor, Premium, and the Bank agreed (i) to extend the maturity date of the certificate of deposit (the "CD") in the amount of $5,000,000 registered in the name of Geosor from November 27, 2003 to November 22, 2004, and (ii) that Premium, and the Bank will pay Geosor all accrued interest and fees due in respect to the CD as of November 27, 2003. Geosor may elect at any time to redeem the CD prior to its maturity date, provided that Geosor use all amounts acquired upon such party's redemption of the CD to purchase Shares held by Premium.

                  The foregoing description of the Omnibus Agreement does not purport to be complete and is qualified in its entirety by the terms of such Omnibus Agreement which is incorporated herein by reference.

Item 2.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 6 of 16 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     December 1, 2003              GEOSOR CORPORATION


                                        By:/s/ John F. Brown
                                           -----------------------------
                                           John F. Brown
                                           Attorney-in-Fact



Date:     December 1, 2003              GEORGE SOROS


                                        By:/s/ John F. Brown
                                           ------------------------------
                                           John F. Brown
                                           Attorney-in-Fact

                                                              Page 7 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------
D.       Form  of  the  Omnibus  Agreement dated November
         27, 2003 by and among Geosor Corporation, Premium
         Quality  Fund,  and GNB Bank  (Panama)  S.A...........                8

                                                              Page 8 of 16 Pages

                                    EXHIBIT D

                                OMNIBUS AGREEMENT

          This OMNIBUS AMENDMENT (this "Amendment") dated as of November 27, 2003 by and among Geosor Corporation (the "Investor"), Premium Quality Fund, a Cayman Islands corporation ("Premium"), and GNB Bank (Panama) S.A., a Panamanian bank (the "Bank").

                                    RECITALS

          A. On November 27, 2002 (the "Closing Date"), the Investor and Premium entered into a Letter Agreement (the "Premium/Geosor Letter Agreement"), pursuant to which the Investor delivered to Premium U.S.$5,000,000.00 (the "Deposit Amount") and, concurrently, Premium delivered the Deposit Amount on behalf of the Investor to the Bank and delivered to the Investor a Certificate of Deposit (Contrato de Deposito a Termino) (the "CD") registered in the name of the Investor and issued by the Bank to the Investor, with a maturity date of November 27, 2003.

          B. On the Closing Date and concurrently with the execution and delivery of the Premium/Geosor Letter Agreement and the CD, (i) the Bank, the Investor and Premium entered into a letter agreement (the "Bank Letter Agreement"), (ii) Premium entered into a Guaranty (the "Premium Guaranty") in favor of the Investor and (iii) Premium, as pledgor, and the Investor, as pledgee, entered into a Pledge Agreement (the "Pledge Agreement", together with the Premium/Geosor Letter Agreement, the CD, the Bank Letter Agreement, and the Premium Guaranty, are sometimes referred to herein collectively as the "Transaction Documents").

          C. The parties have agreed, subject to the terms and conditions contained herein, (i) to extend the maturity date of the CD from November 27, 2003 to November 22, 2004 and (ii) that Premium or the Bank shall, on or prior to November 28, 2003, pay or cause to be paid to the Investor the Interest and Fee Payment (as defined below).

          D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Premium/Geosor Letter Agreement.

          NOW, THEREFORE, in consideration of the promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto acknowledge and agree as follows:

          Section 1.  AMENDMENTS TO THE TRANSACTION DOCUMENTS

          1.1       Amendments.  The parties hereto agree that:

          A. The maturity date of the CD shall be November 22, 2004, and any and all references in the CD and in any of the other Transaction Documents to the "maturity date of the CD", the "date of maturity of the CD" or words of like import, shall mean November 22, 2004.

          B. The issue date of the CD shall be deemed to be the date that is the Amendment Effective Date (as defined below), and any and all references in the CD and in any of the other Transaction Documents to the "issue date of the CD", the "date of issue of the CD" or words of like import shall mean the date that is the Amendment Effective Date. For the avoidance of doubt, on and after the Amendment Effective Date, interest and fees due in respect of the CD shall begin to accrue as of the Amendment Effective Date.

          C. All references in each of the Transaction Documents to any or all of the Transaction Documents shall mean such Transaction Document or Transaction Documents, as the case may be, as amended by this Amendment.

                                                              Page 9 of 16 Pages

          D. Premium hereby reaffirms its obligations under the Premium Guaranty and the Pledge Agreement, as amended by this Amendment, and the Premium Guaranty and the Pledge Agreement shall remain in full force and effect and shall secure the Obligations (as defined in such agreements), as amended by this Amendment.

          1.2 Certain Agreements and Acknowledgments. The parties hereto agree and acknowledge that:

          A. Premium or the Bank shall, on or prior to November 28, 2003, pay or cause to be paid to the Investor, in cash by wire transfer of immediately available funds, an aggregate amount equal to U.S.$750,000.00 (the "Interest and Fee Payment"), which amount shall constitute the accrued and unpaid interest and fees due in respect of the CD as of such date. Except as provided in Section 4.5 of this Amendment in respect of taxes, if any, upon the Amendment Effective Date, no other payments of interest and fees shall be due to the Investor in respect of the CD as of such date (provided, that, for the avoidance of doubt, interest and fees due in respect of the CD shall again begin to accrue as of such date).

          B. Interest, fees and other amounts due under or in respect of the CD and the other Transaction Documents shall begin to accrue from the Amendment Effective Date and shall be due and payable on November 22, 2004 (unless such interest, fees and other amounts shall be due and payable earlier in accordance with the terms of the Transaction Documents).

          Section   2. REPRESENTATIONS AND WARRANTIES

          2.1 In order to induce the Investor to enter into this Amendment and to amend the Transaction Documents in the manner provided herein, each of Premium and the Bank represents and warrants to the Investor that the following statements are true, correct and complete on the date hereof and on and as of the Amendment Effective Date:

          A. Power and Authority. Such person has all requisite power and authority to (i) enter into this Amendment and all other agreements required by this Amendment to be entered into by such person and (ii) carry out the transactions contemplated by, and perform its obligations under, the Transaction Documents, as amended hereby.

          B. Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Transaction Documents, as amended hereby, have been authorized by all necessary action on the part of such person.

                                                             Page 10 of 16 Pages

          C. No Conflict. The execution and delivery by such person of this Amendment and the performance by such person of the Transaction Documents, as amended hereby, do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to such person, its organizational documents, or any order, judgment or decree of any court or other governmental authority binding on such person, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contractual obligation of such person,
                    (iii) result in or require the creation or imposition of any lien, security interest, claim or other encumbrance upon any of the properties or assets of such person (other than any such lien, security interest, claim or other encumbrance created under any of the Transaction Documents in favor of the Investor) or (iv) require any approval of stockholders or any approval or consent of any person or entity under any contractual obligation of such person.

          D. Binding Obligation. This Amendment has been duly executed and delivered by such person. This Amendment and each of the Transaction Documents (including any amendments thereto) to which such person is a party are the legal, valid and binding obligations of such person, enforceable against such person in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, liquidation, insolvency, reorganization, moratorium or similar laws affecting creditors' rights or general equity principles.

          E. Incorporation of Representations and Warranties. The representations and warranties contained in Paragraph C of the Premium/Geosor Letter Agreement are and will be true, correct and complete on and as of the Amendment Effective Date to the same extent as though made on and as of that date.

          F. Absence of Default. After giving effect to the amendments set forth in this Amendment, no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a default or an Event of Default under Paragraph E of the Premium/Geosor Letter Agreement.

          2.2 In order to induce Premium and the Bank to enter into this Amendment and to amend the Transaction Documents in the manner provided herein, the Investor represents and warrants to Premium and the Bank that the following statements are true, correct and complete on the date hereof and on and as of the Amendment Effective Date:

          A. Power and Authority. The Investor has all requisite power and authority to (i) enter into this Amendment and all other agreements required by this Amendment to be entered into by the Investor and (ii) carry out the transactions contemplated by, and perform its obligations under, the Transaction Documents, as amended hereby.

                                                             Page 11 of 16 Pages

          B. Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Transaction Documents, as amended hereby, have been authorized by all necessary action on the part of the Investor.

          C. No Conflict. The execution and delivery by the Investor of this Amendment and the performance by such person of the Transaction Documents, as amended hereby, do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to the Investor, its organizational documents, or any order, judgment or decree of any court or other governmental authority binding on the Investor, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contractual obligation of the Investor,
                    (iii) result in or require the creation or imposition of any lien, security interest, claim or other encumbrance upon any of the properties or assets of the Investor or (iv) require any approval of stockholders or any approval or consent of any person or entity under any contractual obligation of such person, except for such approvals or consents which have been obtained on or before the Amendment Effective Date.

          D. Binding Obligation. This Amendment has been duly executed and delivered by the Investor. This Amendment and each of the Transaction Documents (including any amendments thereto) to which the Investor is a party are the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, liquidation, insolvency, reorganization, moratorium or similar laws affecting creditors' rights or general equity principles.

          Section 3. CONDITIONS TO EFFECTIVENESS

          3.1 This Amendment shall become effective only upon the satisfaction of all of the following conditions precedent (the date of satisfaction of such conditions being referred to herein as the "Amendment Effective Date"):

          A. Execution of Amendment. The Investor, Premium and the Bank shall have executed and delivered to each of the other parties hereto a counterpart of this Amendment.

          B. Interest and Fee Payment. Premium or the Bank shall have paid or caused to be paid to the Investor, in cash by wire transfer of immediately available funds to the account of the Investor set forth in Exhibit A hereto, the Interest and Fee Payment.

          C. Certificate of Deposit. An amended CD, in the form attached hereto as Exhibit B, registered in the name of the Investor and issued by the Bank, shall be delivered to the Investor, which CD shall have a maturity date of November 22, 2004.

          D. Representations and Warranties. All representations and warranties of Premium and the Bank contained herein shall be true, correct and complete with the same effect as though such representations and warranties had been made on the Amendment Effective Date.

                                                             Page 12 of 16 Pages

          E. Governmental and Third Party Authorizations. Premium and the Bank shall have obtained all licenses, authorizations, consents and approvals from governmental authorities and all consents of other persons and entities, in each case that are necessary or advisable for Premium and the Bank to amend the Transaction Documents pursuant to this Amendment and for each of Premium and the Bank to perform its respective obligations pursuant to the Transaction Documents, as amended by this Amendment. Each such license, authorization, consent and approval shall be in full force and effect.

          F. Other Documents. On or before the Amendment Effective Date, Premium and the Bank shall execute and deliver to the Investor such other documents as the Investor may reasonably request to effectuate the purposes of this Amendment.

          Section 4. MISCELLANEOUS

          4.1 Transaction Documents in Full Force and Effect.

          A. Nothing in this Amendment shall be deemed to prejudice any right or remedy that the Investor may now have or may have in the future under or in connection with the Transaction Documents or any other instrument or agreement referred to therein.

          B. Except as expressly set forth herein, the terms, provisions and conditions of the Transaction Documents shall remain in full force and effect (including, without limitation, Paragraph B.1 and Paragraph B.2 of the Premium/Geosor Letter Agreement). This Amendment shall not, except as expressly provided herein, constitute a waiver, amendment or modification of, or consent under, any other term or condition in any of the Transaction Documents, and each of the parties hereto expressly reaffirms all of its respective obligations under each Transaction Document to which it is a party, as amended hereby.

          4.2 Governing Law; Submission to Jurisdiction; Appointment of Process Agent.

          A. The terms of this Amendment shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York without regard to principles of conflicts of law; provided, however, that the CD and the Bank Letter Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the Republic of Panama without regard to principles of conflicts of law.

          B. With respect to any suit, action or proceeding relating to this Amendment or the transactions contemplated hereby, each of Premium and the Bank irrevocably (i) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, and, if such Court lacks subject matter jurisdiction, to the Supreme Court of the State of New York, County of New York, and if such Courts lack subject matter jurisdiction, to the U.S. District Court for the Southern District of Florida or if such Court lacks subject matter jurisdiction, in the courts of general jurisdiction in Dade County, Miami, Florida; and
                    (ii) waives, to the fullest extent permitted by law, any objection or immunities to jurisdiction which such person may now or hereafter have at any time (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) to the laying of venue of any such suit, action or proceeding arising out of or relating to this Amendment or the transactions contemplated hereby, or any judgment entered by any court in respect hereof brought in any such court, waives any claim that any such suit, action or proceeding has been brought in an inconvenient forum and further waives the right to object with respect to any such suit, action or proceeding that such court does not have any jurisdiction over it. Each of Premium and the Bank agrees that it will not institute an action in any court except as contemplated by the foregoing. Notwithstanding the foregoing, nothing contained herein shall limit or impair the right of the Investor to institute any suit, action, motion or proceeding in any other court of competent jurisdiction, nor shall the taking of any suit, action or proceeding in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

                                                             Page 13 of 16 Pages

          C. Nothing in this Amendment shall be deemed to constitute a general consent to service of process or the in personam jurisdiction of the United States District Court for the Southern District of New York, County of New York, the Supreme Court of the State of New York, the U.S. District Court for the Southern District of Florida or the courts of general jurisdiction in Dade County, Miami, Florida for legal actions or proceedings not related to the transactions contemplated by this Amendment.

          D. Each of Premium and the Bank irrevocably appoints the following agent to receive, for it and on its behalf, service of process in any suit, action or proceeding relating to this Agreement: Proskauer Rose LLP, 1585 Broadway, New York, NY 10019, Fax: 212.969.2900, Attn: David
                    W. Sloan. If for any reason such process agent is unable to act as such, Premium and the Bank will promptly notify the Investor and within thirty (30) days appoint a substitute process agent acceptable to the Investor. Nothing in this Agreement will affect the right of the Investor to serve process in any other manner permitted by law.

          4.3 Counterparts; Effectiveness. This Amendment may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all such counterparts together shall constitute but one and the same instrument.

          4.4 Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Amendment and the transactions contemplated hereby, including all fees and expenses of representatives, agents, legal counsel and accountants.

          4.5 Taxes. All payments required to be made by Premium and the Bank hereunder shall be made to the Investor free and clear of, and without deduction for, any and all present and future taxes, withholdings, levies, duties and other governmental charges (including all stamp, documentary and other similar duties and taxes, if any, in connection with such payments) ("Taxes"). If Premium or the Bank is required by applicable law to make any deduction or withholding on any payment as described above in respect of Taxes or otherwise, Premium and the Bank shall: (i) promptly notify the Investor of such occurrence;
(ii) pay to the relevant taxation or other authorities the full amount of the deduction or withholding within the time allowed; (iii) furnish to the Investor within thirty (30) days of such payment, an official receipt from such authorities for all amounts so deducted or withheld; and (iv) pay to the Investor an additional amount so that the Investor receives on the due date of such payment the full amount the Investor would have received had no such deduction or withholding taken place. Premium and the Bank will indemnify and hold harmless the Investor after the 30 days period referred to in the preceding sentence if any Taxes were due and payable, and reimburse the Investor upon its written request, for the amount of any Taxes so levied or imposed and paid by the Investor. Upon demand by Premium and the Bank, the Investor shall, as soon as practicable, deliver to such person or to such government or taxing authority as Premium or the Bank reasonably directs, any form, certificate or document which the Investor is entitled, or required, as a matter of law to deliver that may be requested in order to allow Premium and the Bank to make payments hereunder without any deduction or withholding for or on account of any Taxes or with such deduction or withholding at a reduced rate. Notwithstanding anything to the contrary herein, (i) all of Premium's and the Bank's obligations pursuant to this Section 4.5 shall be subject to the Investor's compliance with the immediately preceding sentence, and (ii) none of Premium's and the Bank's obligations pursuant to this Section 4.5 shall apply with respect to income, corporate and franchise taxes imposed on such payments as a result of a present or former connection between the Investor and the jurisdiction of the governmental authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Investor having executed or delivered documents relating to this transaction, or having performed its obligations, or received a payment under, or enforced this Amendment, the CD, any other Transaction Document or any other document relating to this transaction).

                            [Signature page follows]

                                                             Page 14 of 16 Pages


          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                                        GEOSOR CORPORATION


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:


                                        PREMIUM QUALITY FUND


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:


                                        GNB BANK (PANAMA) S.A.


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                                             Page 15 of 16 Pages

                                                                       EXHIBIT A

                       INVESTOR WIRE TRANSFER INSTRUCTIONS


Bank of New York
ABA      021-000-018
A/C      Natexis Bleichroeder, Inc.
A/C #    8540-905100
Further credit:...Geosor Corp.
A/C #    33-00635

                                                             Page 16 of 16 Pages


                                                                       EXHIBIT B

                        [Form of Amended Certificate of Deposit]